UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Point Blank Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

730529104

(CUSIP Number)

Ryan Levenson Manager Privet Fund Management LLC 50 Old Ivy Road, Suite 230 Atlanta, Georgia 30342 (404) 419-2677
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 730529104	Page 2 of 9

1)	Names of Reporting Persons. Ryan Levenson
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): PF
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 162,000
8) Shared Voting Power: 3,384,899
9) Sole Dispositive Power: 162,000
10) Shared Dispositive Power: 3,384,899
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,546,899
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 6.84%
14)	Type of Reporting Person (See Instructions): IN

Cusip No. 730529104	Page 3 of 9

1)	Names of Reporting Persons. Privet Fund Management LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0
8) Shared Voting Power: 3,384,899
9) Sole Dispositive Power: 0
10) Shared Dispositive Power: 3,384,899
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,384,899
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 6.53%
14)	Type of Reporting Person (See Instructions): OO

Cusip No. 730529104	Page 4 of 9

1)	Names of Reporting Persons. Privet Fund, L.P.
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0
8) Shared Voting Power: 2,784,899
9) Sole Dispositive Power: 0
10) Shared Dispositive Power: 2,784,899
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,784,899
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 5.37%
14)	Type of Reporting Person (See Instructions): PN

Cusip No. 730529104	Page 5 of 9

1)	Names of Reporting Persons. Angel Oak Partners Fund I, LLC I.R.S. Identification Nos. of above persons (entities only):
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0
8) Shared Voting Power: 100,000
9) Sole Dispositive Power: 0
10) Shared Dispositive Power: 100,000
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13)	Percent of Class Represented by Amount in Row (11): 0.2%
14)	Type of Reporting Person (See Instructions): OO

Cusip No. 730529104	Page 6 of 9

1)	Names of Reporting Persons. James Rubright
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): PF
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 3,000
8) Shared Voting Power: 500,000
9) Sole Dispositive Power: 3,000
10) Shared Dispositive Power: 500,000
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 503,000
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 0.97%
14)	Type of Reporting Person (See Instructions): IN

Cusip No. 730529104	Page 7 of 9

1)	Names of Reporting Persons. Ben Rosenzweig
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): PF
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 55,200
8) Shared Voting Power: 0
9) Sole Dispositive Power: 55,200
10) Shared Dispositive Power: 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 55,200
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 0.1%
14)	Type of Reporting Person (See Instructions): IN

Explanatory Note

This amendment No. 1 to Schedule 13D filed on June 10, 2010 (the “Original Filing”), is being filed to report the selection of Privet Fund Management LLC as a member of a statutory committee of equity holders appointed pursuant to the Bankruptcy Code by the Acting United States Trustee for the District of Delaware, and the selection of Mr. Levenson as the chairman of such committee. Accordingly, Item 4 of the Original Filing is amended and restated in its entirety as set forth herein.

Item 4.	Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, except as otherwise set forth herein, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

On June 1, 2010, a letter on behalf of Mr. Levenson and the other Reporting Persons was sent to the Acting United States Trustee for the District of Delaware (the “Trustee”), requesting that a statutory committee of equity holders be appointed pursuant to the Bankruptcy Code. On July 27, 2010, the Trustee appointed a seven member committee of equity holders (the “Committee”), one of which is Privet Fund Management LLC. The members of the Committee also elected Mr. Levenson to act as chairman of the Committee.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2010

/s/ Ryan Levenson
Ryan Levenson

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Ryan Levenson, sole manager

PRIVET FUND LP By: Privet Fund Management LLC Its investment manager

By: /s/ Ryan Levenson
Ryan Levenson, sole manager

ANGEL OAK PARTNERS FUND I, LLC By: Privet Fund Management LLC Its investment manager

By: /s/ Ryan Levenson
Ryan Levenson, sole manager

/s/ James A. Rubright
James A. Rubright

/s/ Ben Rosenzweig
Ben Rosenzweig

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).